Exhibit 4.14

Date: 20/12/11

To:
Israel Discount Bank Ltd

AMENDMENT OF IRREVOCABLE LETTER OF UNDERTAKING
DATED MAY 1, 2011

SIGNED BETWEEN:	BluePhoenix Solutions Ltd., a Public Company Registration No. 520043068 ("The Company")
AND:	Israel Discount Bank Ltd. ("the Bank")
WHEREAS:	On May 1, 2011, the Company signed an irrevocable letter of undertaking to the Bank (hereinafter: "The Letter of Undertaking");
AND WHEREAS:	The Parties wish to amend the Letter of Undertaking as detailed below;

IT IS THEREFORE AGREED BETWEEN THE PARTIES AS FOLLOWS:

1.	The preamble to this Amendment Letter constitutes an integral part thereof.

2.	Section 3.1.1 shall be amended in the following way:

"3.1.1	The total amount of the Company's equity capital shall at no time be less than a sum of 13 million US Dollars, or a rate of 40% of the total balance sheet assets, whichever is higher."

3.	Section 3.1.2 shall be amended in the following way:

"3.1.2	The Company's tangible equity capital (as per the consolidated financial statements) shall at no time be less than a total deficit of 4 million US Dollars."

4.	Section 3.1.3 shall be amended in the following way:

"3.1.3
The annual EBITDA of the Company (according to annual audited financial statements) after deduction of one-time expenditures other than in the ordinary course of business of the Company and expenses in respect of options or share units for employees, advisors and directors, shall not be less than 1 million US Dollars throughout the whole credit period."

5.
Section 3.1.4 shall be amended to the effect that in the first line, after the words "and other financial lenders", the following words shall be added: "except for the loan of 5 million US Dollars received from Dash Apex Holdings Ltd. and others in May 2011."

6.	Section 3.1.5 shall be amended in the following way:

"3.1.5
The total amount of all the credit finance (balance of the liabilities to banks, financial institutions, bondholders and other financial lenders) shall not exceed an amount equivalent to 30% of the total balance sheet assets throughout the whole of the credit period, and for as long as the Company owes money to the Bank."

7.	Section 3.1.6 shall be amended in the following way:

"3.1.6	The Company undertakes to refrain from engaging in factoring transactions which exceed the total uncollected amount of 3 million US Dollars at any point in time.”

8.	Section 3.1.7 shall be amended in the following way:

"3.1.7	The total amount of cash balances and cash equivalent in the quarterly balance sheet of the Company shall not at any time be less than 2 million US Dollars.”

9.	In Section 3 of the letter of undertaking, the following obligations of the Company towards the Bank shall be added:

9.1	Subsection 3.8 shall be added with the following text:

"It is agreed between the Bank and the Company that the Company may sell the AppBuilder activity of the Company to Magic Software Enterprise Ltd., (hereinafter: "The Sale Transaction") in accordance with a sale agreement signed between the Company and Magic Software Enterprise Ltd., (hereinafter: "The Purchaser") on October 30, 2011, on and subject to the following aggregate conditions:

3.8.1	The Sale Transaction shall be completed by no later than January 31, 2012;

3.8.2
On the occasion of the closing of the Sale Transaction, which shall take place on December 14, 2011 or thereabouts (hereinafter "The Closing"), the following amounts shall be remitted out of the amounts that are received by the Company on that date in respect of the Sale Transaction (hereinafter: "The Closing Moneys"):

3.8.2.1
A sum of 1,050,000 (one million and fifty thousand) US Dollars - to the Company's account no. 320102 at the Bank's Shenkin Branch (008) (hereinafter: "The Company's Account"), which shall be used for settling the Company's liabilities to the Bank in respect of the short-term (on call) loans;

3.8.2.2
A further sum of 500,000 US Dollars out of the Closing Moneys shall be remitted to the Company's account and be used for early payment of the last two payments of Loan No. 008-841-01-501204 (hereinafter: "The Long-Term Loan"), the original payment dates of which, according to the repayment schedule, are December 22, 2014 and March 22, 2015.

3.8.2.3
A further sum of 1,950,000 US Dollars out of the said Closing Moneys, shall be deposited in a foreign currency deposit (hereinafter: "The Deposit") bearing interest at such rate as shall be usual in the Bank from time to time on deposits of that type. A sum of 300,000 US Dollars shall be deducted from this Deposit against payment of principal and interest on account of the Long Term Loan due on December 22, 2011. In addition, the Bank agrees that when and for as long as the total unpaid balance of the Company's liabilities to the Bank are identical to or less than the aggregate amount resting in this deposit, any payment that falls due in the future shall be deducted from the Deposit against repayment of the Long-Term Loan or any unpaid balance, in accordance with its repayment schedule.

3.8.2.4
A total of 2.3 million US Dollars shall be remitted to Bank Leumi Israel Ltd., Bank HaPoalim Ltd. and the First International Bank Ltd., (hereinafter: "The Other Banks") and shall be used for settlement of the Company's obligations to them in accordance with the repayment schedule attached hereto as Appendix 1, as well as a further sum of 0.9 million US Dollars to Clal Factoring Ltd. (hereinafter: "Clal Factoring").

3.8.2.5
A sum of approximately 1,900,000 US Dollars shall be remitted to the Company's account in the Bank. It is clarified that any amount so remitted as aforesaid in excess of 1,900,000 US Dollars shall be deducted from the amounts specified hereinbelow in Section 3.8.2.6.

3.8.2.6
In addition, a sum of 1 million US Dollars out of the Closing Moneys shall be deposited in trust in connection with the Company's obligations for indemnifying the purchaser and its affiliated companies in connection with Fujitsu, as defined and specified in detail in the Sale Transaction. Any amount that is in future released from the trust and is to be paid to the Company under the Sale Transaction shall be remitted to the Company's account in the Bank and shall be added to the additional amounts, as such are defined above, and shall be subject to the provisions of Section 3.8.2.8 hereinbelow.

3.8.2.7
A further sum of approximately 1 million US Dollars, insofar as the same is paid to the Company subject to the terms and conditions of the Sale Transaction, shall also be deposited in trust in connection with the Company's liabilities to the Purchaser in relation to the second ranked floating charge registered over the Company's assets in favor of Dash Apex Holdings Ltd., (hereinafter: "Dash Apex"). Any amount that is in future released from the trust and is to be paid to the Company under the Sale Transaction shall be remitted to the Company's account in the Bank and shall be added to the additional amounts, as such are defined above, and shall be subject to the provisions of Section 3.8.2.8 below.

3.8.2.8
A further amount of 500,000 US Dollars out of the proceeds of sale of the activity (in respect of clients that are transferred to the Purchaser after the Closing, insofar as any are transferred) shall be remitted to the Company's account in the Bank by no later than March  31, 2012 (hereinafter: "The Additional Amounts"). In the event of any one of the said Additional Amounts not being paid to the Company as a result of a set-off between the Purchaser and the Company in respect of the Sale Transaction or as a consequence of a failure to fulfill any condition under the Sale Agreement, the Company shall furnish a certification to that effect from the Company's auditor, and such amount shall be deducted from the Additional Amounts that are to be remitted to the Company's Account.

3.8.2.9
The balance of the Closing Moneys, together with the Additional Amounts, shall be utilized for the Company's current activity including payment of liabilities and obligations - with the exception of payments that are prohibited under the Letter of Undertaking and/or payments to Dash Apex and Clal Factoring, prohibited under this letter, and also in order that it shall serve for repayment of the loans to the Bank and to the Other Banks on their due dates in accordance with the repayment schedule attached hereto as Appendix 1.

For the removal of doubt it is clarified that:

(i)	The Company may make transfers to other banks either in Israel or overseas in relation to the Company's ongoing activity without having to obtain prior approval from the Bank.

(ii)
In any event, neither the Closing Moneys nor the Additional Amounts shall be used for the distribution of dividends by the Company and/or for any withdrawals by the Company's shareholders by virtue of them being shareholders and/or for making any of the payments prohibited under the Letter of Undertaking, including, but not limited to, Sections 3.1.12, 3.1.14, 3.1.15 and 3.1.16 thereof and/or for any payment or transfer to Dash Apex and/or Clal Factoring, without the previous written approval of the Bank.

3.8.3
The Company shall create and register in favor of the Bank a fixed first ranking and exclusive charge over the Deposit specified in Section 3.8.2.3, including all the moneys deposited in it from time to time, the profits thereof and all the rights pertaining thereto, and shall sign all such forms and documents as are required for the creation of such a charge over the Deposit and its due registration in the Register of Companies and/or in any other Register as may be required by law.

3.9
In December 2012, on the date of payment of the balance of the consideration from the trust account (known as "Indemnification Escrow") for sale of the activity that is to be paid to the Company (if any), the Company shall remit to the Company's account a sum of not less than 300,000 US Dollars, which shall be utilized for the purposes of its current activity.

9.2	The following text shall be added to Subsection 3.9:

9.3
"The Company undertakes that in the event of it depositing moneys that are received by it as part of the consideration for the Sale Transaction in any of its accounts kept in the Other Banks, the total amount of the moneys so deposited in the monetary deposits (as distinct from current account) in the Company's accounts in the Other Banks shall not be in excess of the amounts specified in Appendix 1 as regards any individual Bank according to the ratio of liabilities between them. If in the Bank there exist in deposits charged by way of a fixed first ranking and exclusive charge amounts that are equal to or greater than the total liabilities to the Bank at any particular point in time, such liability shall be cancelled from that date. The Bank hereby agrees that the Company shall create in favor of the Other Banks fixed charges and an assignment by way of first ranking charge unlimited in amount over the monetary deposits made in the said Banks, including the profits thereon.” The following addition shall be made to Subsection 3.10:

"For the removal of doubt, it is hereby clarified that the Company shall not be entitled to repay directly and/or through a third party out of moneys that it receives in respect of the Sale Transaction (irrespective of whether such moneys were remitted through subsidiaries of the Company or various bank accounts) any debt and/or liability to Dash Apex and/or Clal Factoring, except to the Other Banks pari passu with the Bank or in accordance with the repayment schedule fixed with the Other Banks, copies of which are attached to this letter as Appendix 1, whichever is earlier.

10.
This Amendment Letter constitutes an integral part of the Letter of Undertaking, all of whose other provisions shall continue to apply in full force and effect and remain unchanged. A breach of any of the individual conditions of this Letter shall constitute a ground for the Bank to call for the immediate repayment of all the Company's credit in accordance with the provisions of the Letter of Undertaking and the other credit documents.

11.	All the terms used in this Letter shall have the same meanings as those assigned to them in the Letter of Undertaking, except where expressly stated otherwise in this Letter.

12.
For handling the Company's application and preparation of the necessary documents, the Company shall pay the Bank at the time of the signing of this letter a total of 17,000 Dollars, and an instruction and irrevocable mandate is hereby given by the Company to the Bank to debit its account in the Bank with this amount. This is a final and irrevocable payment and shall also be valid in circumstances of cancellation of the Sale Transaction and/or the commission of any breach.

IN WITNESS WHEREOF THE PARTIES HAVE SIGNED

Israel Discount Bank Ltd.	BluePhoenix Solutions Ltd.